UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of November 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the third quarter of the fiscal year 2024 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the third quarter of the fiscal year 2024 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment or other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine months ended September 30, 2024 and 2023

(Unit : in billions of Korean Won)	2024 Jul.-Sep.	2023 Jul.-Sep.	Change	2024 Jan.-Sep.	2023 Jan.-Sep.	Change
Operating revenues	26,103	24,470	1,633	69,870	65,686	4,184
Operating income (loss)	3,396	1,997	1,399	5,946	-6,453	12,399
Income (Loss) before income tax	2,977	1,247	1,730	4,063	-8,563	12,626
Net income (loss)	1,880	833	1,047	2,590	-5,982	8,572
Net income (loss) attributable to owners of the company	1,849	794	1,055	2,476	-6,055	8,531

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine months ended September 30, 2024 and 2023

(Unit : in billions of Korean Won)	2024 Jul.-Sep.	2023 Jul.-Sep.	Change	2024 Jan.-Sep.	2023 Jan.-Sep.	Change
Operating revenues	25,670	23,893	1,777	68,664	63,893	4,771
Operating income (loss)	-774	-680	-94	395	-7,906	8,301
Income (Loss) before income tax	-1,310	-1,245	-65	-1,208	-9,476	8,268
Net income (loss)	-968	-932	-36	-831	-7,007	6,176

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: November 13, 2024